Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Biscuit AI, Inc.
12 Reno Place
San Francisco, CA 94133
https://www.biscuit.ai/

Up to $1,234,999.74 in Common Stock at $0.78
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Biscuit AI, Inc.
Address: 12 Reno Place, San Francisco, CA 94133
State of Incorporation: DE
Date Incorporated: March 06, 2024

Terms:

Equity

Offering Minimum: $9,999.60 | 12,820 shares of Common Stock
Offering Maximum: $1,234,999.74 | 1,583,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.78
Minimum Investment Amount (per investor): $100.62

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Loyalty Bonus | 10% Bonus Shares

As you are friends and and family, or a prior customer of Biscuit AI as of September 8, 2024, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 6% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 9% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 12% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

Black Friday Sale: Invest $5,000+ November 27 - December 2 | 12% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000 + 2% bonus shares

Tier 2 Perk: Invest $5,000 + 5% bonus shares and a Biscuit AI T-Shirt/Hat

Tier 3 Perk: Invest $10,000 + 10% bonus shares and a Biscuit AI T-Shirt/Hat

Tier 4 Perk: Invest $20,000 + 12% bonus shares and a Biscuit AI T-Shirt/Hat

Tier 5 Perk: Invest $50,000 + 15% bonus shares and a Biscuit AI T-Shirt/Hat

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Biscuit AI, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.78 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $78.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Biscuit AI is a Delaware C-Corp, incorporated on March 6, 2024, specializing in enhancing customer experiences within physical retail environments through its proprietary AI and machine learning platform. Our AI provides real-time, conversational sales support and personalized product recommendations to consumers, while delivering data-driven insights to retailers and brands. Operating on a SaaS-based business model, we offer flexible and scalable pricing through variable usage rates (cents per conversation) complemented by fixed brand advertising fees, catering to retailers of all sizes. By partnering with leading technology suppliers, Biscuit AI ensures seamless integration and robust performance for our clients. Addressing the challenges of labor shortages and the need for scalable retail operations, our platform excels in driving consumers to business objectives; a sales approach missing in retail today, and delivers on-brand messaging, product expertise, and personalized shopping experiences across diverse retail sectors. Since our inception, we have developed our core product, validated our business model, and secured paying customers, positioning Biscuit AI as a transformative force in the retail industry.

Competitors and Industry

MARKET

The retail AI market is experiencing significant growth as businesses adopt automation and AI solutions to improve customer service and operational efficiency. The demand for AI-driven customer engagement solutions is fueled by changing consumer preferences toward personalized shopping experiences, combined with the rising costs of labor in the retail industry. According to recent reports, the global retail AI market is projected to grow substantially, driven by the need for automated solutions that enhance both in-store and online shopping experiences.

COMPETITORS

Biscuit AI operates in a competitive landscape with few companies offering similar AI solutions, however supplementary products such as web-enabled sales agents or in-house solution development may be seen as competitive. Our platform differentiates itself through its ability to deliver highly personalized, conversational AI interactions that are deeply integrated into physical retail spaces, focusing on both customer service and operational efficiency. While competitors may offer chatbots or AI-driven customer service tools, Biscuit AI's strength lies in its comprehensive, data-driven approach to understanding consumer behavior in realtime, allowing businesses to optimize both customer engagement and operational processes.

Current Stage and Roadmap

CURRENT STAGE

Biscuit AI is currently pre-revenue and in the development stage, with its platform undergoing active trials in select retail locations. Our proprietary AI algorithms are being fine-tuned to ensure the highest accuracy in conversational interactions and product recommendations. We have made considerable progress in our product development, and have built strong foundational relationships with retail partners to test and validate the platform's effectiveness in real-world scenarios.

FUTURE ROADMAP

Looking forward, our roadmap includes scaling the platform to new retail locations and expanding our AI capabilities to include more advanced customer data analytics and product discovery features. In the next 12 months, we plan to launch full-scale deployments with our pilot partners, grow our engineering and sales teams, and secure additional funding to support further expansion. Longer-term, Biscuit AI aims to integrate with major point-of-sale systems, offer deeper supply chain insights, and provide retail analytics that drive both customer engagement and retailer merchandizing optimization.

The Team

Officers and Directors

Name: Lincoln Peter Smith

Lincoln Peter Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Director
  Dates of Service: March, 2024 - Present
  Responsibilities: Lincoln sets the company's vision and strategy, making high-level decisions, and driving overall growth and success. Oversee operations, fundraising, and team building, ensuring alignment with the company's goals and mission. Lincoln currently does not receive a salary for his role but plans to take a salary post-fundraise in the amount of $120,000 annual once sufficient fundraising for the business has been completed. Through an LLC, Lincoln owns the majority of the business.

Other business experience in the past three years:

- Employer: Swyft, Inc.
  Title: Chief Product Officer
  Dates of Service: September, 2013 - March, 2024
  Responsibilities: Lincoln oversaw development and management of a company's product strategy and vision. Led product teams, ensuring alignment with engineering and business goals, and drove innovation to meet market demands and enhance customer satisfaction.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational customer service or sales AI or that the product may never be used to engage in customer interactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only field trials for our customer service and sales AI. Delays or cost overruns in the development of our customer service and sales AI and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now,

the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Biscuit AI was formed on 03 06, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Biscuit.AI has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their

performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company's CEO currently does not receive a salary for his role.

The Company's CEO, Lincoln Smith, is the sole Director & Officer of the Company and currently does not take a salary for his role as the business is in the pre-revenue development stage. There is some risk associated with investing in a business in which the CEO does not receive a salary and the company is in such an early stage. However, the CEO plans to take a salary once sufficient fundraising has been completed. In addition, the CEO is the majority equity owner of the company.

Regulatory, Legal, and Compliance Risks

Changes in laws, regulations, or governmental policies could adversely affect the Company's operations, financial condition, or ability to compete in the market. Compliance with existing and future regulations may require significant resources and could limit the Company's strategic options. Additionally, navigating the legal landscape related to intellectual property, data protection, and industry-specific regulations poses ongoing challenges that could impact the Company's ability to execute its business plan effectively.

Competitive and Market Risks

The Company operates in a highly competitive industry where existing competitors, new entrants, or alternative products and services could reduce the Company's market share, limit revenue growth, or decrease profitability. Achieving significant market penetration is uncertain and depends on factors such as market acceptance of our product or service, effective marketing strategies, and the ability to differentiate ourselves from established and emerging competitors. Failure to successfully penetrate the market as anticipated could adversely affect our revenue and growth prospects.

Technology, Cybersecurity, and Industry Evolution Risks

The Company relies heavily on its technology infrastructure and proprietary technologies to deliver its products or services. Technological failures, security breaches, or the inability to innovate and keep pace with technological advancements could negatively impact the Company's business and competitive position. Specifically, in the rapidly evolving AI industry, there is a high risk of disintermediation where infrastructure changes by major players may eliminate the need for businesses like ours. Rapid advancements and shifts in technology could render our products or services obsolete or less competitive, posing significant challenges to sustained growth and profitability.

Intellectual Property (IP) Protection Risks

Protecting our intellectual property is critical to maintaining our competitive advantage. There are inherent risks related to the ability to obtain and enforce patents, trademarks, and copyrights. Infringement by third parties or challenges to our IP rights could negatively impact our business and financial performance. Additionally, the complexity and cost of securing IP protection in multiple jurisdictions may strain the Company's resources and divert focus from core business activities.

Financial and Economic Risks
The Company may require additional financing to achieve its business objectives. Failure to secure necessary funding on favorable terms could limit the Company's growth prospects, ability to execute its business plan, or lead to financial instability. Additionally, adverse changes in economic conditions, such as recessions, inflation, or fluctuations in currency exchange rates, could negatively impact the Company's financial performance and the value of its securities. Economic downturns could reduce consumer spending, affect investment levels, and create a more challenging environment for achieving financial milestones.

Operational and Development Stage Risks
As an early-stage company, the Company has limited operational history and experience. This stage involves significant uncertainties and challenges related to product development, market acceptance, and the establishment of scalable operations. Limited operational knowledge increases the risk of mismanagement, delays in product launches, and difficulties in executing the business plan effectively. Additionally, the Company may face challenges in building a robust infrastructure, attracting and retaining key personnel, and managing growth sustainably.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lincoln Smith	7,200,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,583,333 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,700,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends

The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Stock Option Pool

The total amount outstanding includes 500,000 shares reserved but unissued for a stock option pool.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $80,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: Automatic conversion upon an Equity Financing event. This occurs when the company raises capital through the sale of Preferred Stock at a fixed valuation (pre-money or post-money).

Material Rights

Standard Y-combinator SAFE note terms. In the event of a liquidation or distribution, the following applies based on the SAFE agreement:

1. Liquidity Event: If a liquidity event occurs (e.g., a sale, merger, or IPO), the investor is entitled to a portion of the proceeds. This entitlement is determined by the greater of the purchase amount or the value of shares of common stock at the liquidity price. The investor is given the same options as other securityholders regarding the form of consideration received, with certain eligibility conditions.

2. Dissolution Event: In the case of dissolution, such as a voluntary termination of operations or winding up of the

company, the investor will receive a portion of the proceeds equal to their purchase amount, subject to liquidation priority.

3. Liquidation Priority: The payment hierarchy is as follows: (i) Junior to outstanding debt and claims. (ii) On par with payments to other SAFE holders and Preferred Stock. (iii) Senior to common stock holders.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $80,000.00
  Use of proceeds: Funding Operations & R&D
  Date: September 08, 2024
  Offering exemption relied upon: Regulation D, Rule 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,200,000
  Use of proceeds: Founder's issuance of stock
  Date: March 07, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Based on our current financial projections and assuming we successfully raise $1.235 million in this funding round, we anticipate being able to sustain operations for approximately 15 months without generating revenue. To drive growth and achieve free cash flow within the first year, we plan to strategically increase our monthly burn rate to $81,000, with over 80% allocated to employee salaries. These funds will be utilized to expand our engineering team, enhancing our product's scalability and feature completeness, as well as to ramp up our sales efforts aimed at deploying 350 units/licenses. Achieving this target is essential for reaching free cash flow and ensuring the company's financial health.

A critical component of our strategy involves a phased ramp-up with our clients. We intend to initiate pilot programs where each client will deploy 2 units in 10 locations, running these pilots for 4-6 months. This approach allows us to focus on delivering high-quality, reliable products and building strong relationships with key retailers that have the potential to scale. By targeting the most appropriate retailers and ensuring successful small-scale deployments, we can effectively manage our resources and avoid spreading our team too thin. Successful pilots will demonstrate our capability to deliver and provide the foundation for larger-scale deployments, thereby driving sustained revenue growth.

In addition to our operational plans, we aim to begin fundraising for our next round within 8-9 months based on the successes and milestones achieved during the initial phase. This proactive approach ensures that we secure additional capital in a timely manner to support further growth and scaling efforts. Should we encounter challenges in generating revenue within the first year, we have comprehensive contingency plans in place, including cost optimization, reevaluating our business model, and exploring alternative funding options. By closely monitoring our progress and maintaining financial flexibility, we are confident in our ability to adapt to any challenges and sustain the company's longevity, thereby safeguarding investor interests.

Foreseeable major expenses based on projections:

Over the next 12 months, our major expenses, derived from the total raise of $1,235,000, are meticulously allocated to support our strategic growth, product development, and market penetration efforts. The largest portion of our budget, 63.6% ($786K), is dedicated to Company Employment. Within this category, 36.9% ($290K) is allocated to our engineering team, enabling us to enhance our product's scalability and feature completeness. 23.5% ($185K) is designated for our sales team, which is crucial for accelerating market penetration and achieving our sales targets. Additionally, 9.7% ($76K) each is allocated to marketing and operations, ensuring effective promotion of our products and smooth operational workflows. Investments in product development (7.3%/$57K), finance (6.5%/$51K), and HR (6.5%/$51K) further support our efforts to innovate, manage our finances prudently, and build a strong organizational culture.

Beyond employment, 20.3% ($250K) of our budget is allocated to working capital, primarily funding the installation of new hardware in retail locations, which is essential for our product deployment and client onboarding processes. Research & Development and Intellectual Property account for 3.0% ($36K), focusing on filing patents and trademark work to protect our innovations and maintain a competitive edge in the market. Additionally, Marketing & Lead Generation activities comprise 5.5% ($68K), which includes costs associated with trade shows and other initiatives to secure new leads, while 2.2% ($27K) is specifically allocated to marketing efforts for our StartEngine Regulation Crowdfunding (Reg CF) campaign. The remaining 5.5% is reserved for fees related to the fundraising process.

This comprehensive expense strategy ensures that we are well-positioned to drive growth and achieve our financial milestones. By heavily investing in our engineering and sales teams, we ensure that our product remains competitive and that we can effectively penetrate the market to reach our sales targets of deploying 350 units/licenses. The allocation towards working capital and infrastructure allows us to scale our operations smoothly and meet client demands without compromising on quality. Furthermore, our investment in R&D and intellectual property safeguards our innovations, while targeted marketing efforts drive lead generation and brand recognition. This meticulous allocation of resources not only supports our immediate growth plans but also lays a solid foundation for achieving free cash flow within the first year, thereby ensuring the long-term financial health and sustainability of the company

Future operational challenges:

As we scale our operations, we anticipate several key challenges, primarily centered around rapidly recruiting and onboarding key personnel to meet increasing demands. Ensuring seamless remote and field support during early deployments is critical to maintaining product effectiveness and customer satisfaction. To address these challenges, we have established strategic partnerships with kiosk manufacturers who pre-flash our product, allowing retailers to easily plug in and configure their internet connections. Additionally, our collaborations with Mobile Device Management (MDM) and Enterprise Mobility Management (EMM) companies provide us with top-tier remote support capabilities, enabling us to manage and resolve issues efficiently from a central location. Our experience working with retailer merchandisers for on-site troubleshooting further enhances our ability to support field operations without overextending our team.

Another significant operational challenge involves maintaining high-quality assurance as we expand. To ensure product reliability, we have partnered with kiosk manufacturers that offer comprehensive warranty support and leverage remote management providers to maintain visibility and control at each deployment site. Our platform is being designed to maximize autonomous resolution of issues, minimizing the need for on-site interventions. Common support issues, such as lost power and internet connectivity, are mitigated by relying on the retailer's existing utilities, thereby transferring responsibility and reducing our operational burden. Additionally, we are developing autonomous support functionalities and comprehensive training programs to equip our teams and partners with the necessary skills and tools to handle scaling effectively.

To facilitate rapid scaling, we focus on treating our hardware as a flexible commodity, ensuring it can be shipped via standard US carriers to streamline distribution and centralize higher-level support. Building robust training programs and fostering strong partnerships are essential components of our scalability strategy, allowing us to expand efficiently without compromising on quality or customer satisfaction. By implementing these strategies and maintaining a proactive approach to quality assurance, we are well-equipped to navigate the operational challenges associated with rapid growth, ensuring that we continue to deliver high-quality products and exceptional service to our clients.

Future challenges related to capital resources:

One of the primary future challenges related to capital resources is managing the variability in our working capital needs as we adapt our business model based on market feedback. While we have carefully projected our costs, unforeseen factors such as fluctuating market conditions or necessary operational adjustments could impact our financial requirements. To address this, we have established financial flexibility plans that include utilizing net terms with our partners. This strategy allows us to receive and ship products to our retail clients before payment for the hardware is due, effectively bridging the gap between product deployment and revenue generation. Additionally, once the hardware is deployed, we own it and have modeled the financing using off-balance sheet financing. This approach enables us to fund the hardware while paying lease fees through our monthly operating expenses (opex), ensuring that hardware deployment remains working capital neutral.

To further mitigate capital resource challenges, we have implemented robust cost control and expense management measures. These measures are designed to proactively monitor and control expenses, ensuring that our spending does not exceed planned budgets. By maintaining stringent oversight of our financial operations, we can swiftly re-forecast our financial needs and adjust our strategies to optimize capital usage. Moreover, we are prepared to explore additional financial instruments or lines of credit if necessary to manage cash flow variability effectively. This proactive stance on financial management ensures that we can sustain growth, validate our business models, and navigate any financial uncertainties without compromising our operational integrity.

Additionally, we continuously evaluate potential alternative funding sources and maintain strong relationships with financial partners to remain agile and secure additional capital when needed. Regular financial reviews and performance assessments allow us to identify and address any emerging financial risks promptly, reinforcing our commitment to efficient capital management and long-term sustainability. By integrating these strategies—strategic financing arrangements, cost control measures, and maintaining financial flexibility—we are well-positioned to handle future capital resource challenges. This comprehensive approach not only supports our growth objectives but also safeguards the company's financial health and investor interests, ensuring that we can effectively navigate any financial obstacles that may arise.

Future milestones and events:

A primary milestone for the upcoming year is the sale and deployment of 425 units, which we plan to achieve by signing pilot contracts with six retailers, approximately one every two months. Successfully onboarding these retailers and deploying our initial product across 10 store pilots will be crucial in demonstrating our ability to meet client demands and validate our scalable business model. These pilots are essential for showcasing our product's effectiveness and reliability, ensuring that our clients are satisfied and willing to scale their deployments beyond the initial ten locations. This phased approach allows us to build strong relationships with our clients, gather valuable feedback, and refine our operations to support larger-scale implementations.

Achieving these deployment targets will have a significant impact on our revenue generation and market positioning. Successful consumer adoption and validation at these pilot locations will directly influence our financial trajectory by driving sustained revenue growth and enhancing our market credibility. Additionally, the ability to seamlessly integrate our platform with client systems across diverse domains will enhance our product's scalability and operational efficiency. To support this growth, we intend to build comprehensive dashboards that provide real-time visibility into key performance indicators, enabling us to plan strategically and react immediately to any emerging signals. This data-driven approach ensures that we can make informed decisions swiftly, maintaining our competitive edge and operational excellence.

Looking ahead, we plan to initiate our next fundraising round within 8-9 months, contingent upon the successful achievement of our initial milestones and positive market reception. This proactive fundraising strategy will enable us to secure additional capital necessary to accelerate our growth and scale our operations further. At this stage, we are focused on targeting both brands without physical locations, who are willing to invest in our solutions, and established retailers with multiple locations, albeit with a lower willingness to pay. By concentrating our efforts on these specific segments, we can effectively allocate our resources, maximize our impact, and ensure a strong financial and operational foundation for future growth. Additionally, we continuously monitor market trends and client feedback to refine our deployment plans and ensure alignment with market needs. Regular performance assessments and financial reviews, supported by our real-time dashboards, enable us to stay agile and adjust our strategies promptly in response to emerging opportunities or challenges. This dynamic and data-driven approach ensures that we remain on track to achieve our financial milestones while maintaining the flexibility to adapt to evolving market conditions, thereby safeguarding the company's long-term success and investor interests.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2024, the company has capital resources available in the form of $9,938 in cash on hand. Additionally, we have established net 30 payment terms with our suppliers, allowing us to align our payment cycles with revenue generation from clients. This arrangement enables us to manage our cash flow effectively and maintain a working capital-neutral position, supporting our operational needs without requiring additional immediate capital outlays.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to our company operations as they are essential for supporting ongoing activities and initial customer implementations.

However, in the event the campaign does not meet its goals, we have other capital resources available to continue executing our business plan. We have previously raised funds successfully through SAFE notes and are confident in our ability to secure additional financing if necessary, given the strong interest in our industry and the opportunities it presents. This ensures that we can maintain operational continuity while we explore alternative funding avenues.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are essential to the viability of the company, as they will constitute approximately 99% of our total funds if we reach our maximum funding goal. These funds are critical for executing our growth plans and achieving our operational milestones. However, we have multiple options available should the campaign not reach its target, such as focusing on generating revenue through sales according to our business plan, adjusting our operational costs, or pursuing additional funding sources like private investments or venture capital. While we are fully committed to this crowdfunding campaign, we remain flexible and prepared to explore alternative strategies to ensure the company's continued success.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum funding goal of $15,000, we anticipate being able to operate for approximately 24 months based on our current monthly burn rate of $7,000. This burn rate includes expenses such as engineering contractor costs, which make up about 70% of our current expenses, with the remainder covering small costs for software subscriptions and business development activities. This estimation assumes that we continue to reach our sales targets, which would further support our operations and reduce reliance on the minimum funding.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the maximum funding goal, we anticipate being able to operate for approximately 15 months without generating revenue, based on a projected monthly burn rate of $81K. This burn rate is allocated as follows:

- 63.6% to Company Employment (salaries and benefits)
- 20.3% to Working Capital (primarily for the installation of new hardware in retail locations)
- 3.0% to Research & Development and Intellectual Property
- 5.5% to Marketing & Lead Generation
- 2.2% to StartEngine Regulation Crowdfunding (Reg CF) campaign expenses
- 5.5% to Fundraising Fees

This allocation ensures that we can effectively execute our growth plans, focus on scaling our operations, and work towards achieving free cash flow within the first year, assuming sales targets are met.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have several additional future sources of capital available. We plan to initiate our next fundraising round within 8-9 months, contingent upon the successful achievement of our initial operational milestones, such as deploying our product with six retailers over the next year. This proactive fundraising strategy aligns with our operational contingency plans and supports our growth objectives. Additionally, we are exploring opportunities for funding through venture capital firms and family offices, capitalizing on the strong investment trends in the AI industry. The growing interest and investment in AI solutions present favorable conditions for securing additional capital, which we can leverage to accelerate our expansion and enhance our product offerings.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,006,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $80,000.00 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,234,999.74, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  3.0%
  We will use 3.0% of the funds for ongoing research and development, including market and customer research, product development (excluding company employment), and the protection of intellectual property through patents and trademarks.

- Company Employment
  62.5%
  We will allocate funds to hire and retain key personnel for daily operations, including roles in sales, marketing, product development, and operations. This will cover wages, employee benefits, and related costs.

- Working Capital
  20.0%
  We will use funds as working capital to cover one-time hardware costs, ongoing SaaS and support COGS, as well as general business expenses like client-facing activities, office operations, and professional fees.

- Marketing

4.0%
Funds will be allocated to marketing efforts, including lead generation programs, trade shows, and conventions to drive customer acquisition and brand awareness.

- StartEngine Reg CF Campaign Marketing
5.0%
Funds will be dedicated to promoting the crowdfunding campaign itself, ensuring broad visibility and engagement.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.biscuit.ai/ (https://www.biscuit.ai/annual-reports/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/biscuitai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Biscuit AI, Inc.

[See attached]



Biscuit AI, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Period Ended Inception – June 30, 2024

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Biscuit AI, Inc. Management

We have reviewed the accompanying financial statements of Biscuit AI, Inc. (the Company) which comprise the statement of financial position as of period inception through June 30, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 30, 2024

BISCUIT AI, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of June 30, 2024
ASSETS	
Current Assets:	
Cash & Cash Equivalents	1,707
Subscriptions Receivable	2,800
Other Asset	37
Total Current Assets	4,544
TOTAL ASSETS	4,544
LIABILITIES AND EQUITY	
Current Liabilities:	
Total Current Liabilities	-
Non-Current Liabilities:	
Total Non-Current Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
SAFE	70,000
Retained Earnings (Accumulated Deficit)	(65,456)
TOTAL EQUITY	4,544
TOTAL LIABILITIES AND EQUITY	4,544

BISCUIT AI, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Inception - June 30, 2024
Operating Expenses	
Contract Labor	59,399
General & Administrative Expenses	7,429
Total Operating Expenses	**66,828**
Total Loss from Operations	**66,828**
Other Income (Expense)	
Other Income	1,371
Total Other Income/Expense	**1,371**
Net Income (Loss)	**(65,456)**

BISCUIT AI, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	SAFE	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount				
Inception	-	-	-	-	-	-
Issuance of Common Stock	7,200,000	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(65,456)	(65,456)
SAFE	-	-	-	70,000	-	-
Ending balance at 12/31/23	7,200,000	-	-	70,000	(65,456)	(65,456)

BISCUIT AI, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Inception - June 30
	2024
OPERATING ACTIVITIES	
Net Income (Loss)	(65,456)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Subscriptions Receivable	(2,800)
Other Asset	(37)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(2,837)
Net Cash provided by (used in) Operating Activities	(68,293)
INVESTING ACTIVITIES	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
SAFE	70,000
Net Cash provided by (used in) Financing Activities	70,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	1,707
Cash at end of period	1,707

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Biscuit AI, Inc ("the Company") is a Delaware Corporation, incorporated on March 6, 2024. The Company develops and sells a proprietary SAAS platform that uses AI technology to provide automated, vision and voice driven customer service and sales assistance for physical retailers and other locations, including their websites. This Company's AI engages customers in natural conversations about products and services, dynamically adapting based on the user's context through machine learning. Headquartered in California, the Company serves customers both in the United States and internationally. The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

 There were no material items that were measured at fair value as of June 30, 2024.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,707 in cash equivalents as of June 30, 2024.

<u>Subscription Receivables</u>

The Company received commitments for investments via executed subscription agreements. Amounts committed, but not yet received are captured in subscription receivables.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenues via three revenue streams: a) pre-paid annual tech SaaS subscriptions, b) month-to-month tech SaaS subscriptions, and c) advertising revenues.

> Pre-paid Annual Subscriptions: The Company's performance obligation is to deliver hardware upon receipt of payment. Then to ensure software uptime for users throughout the twelve-month subscription period. Revenue is recognized monthly as performance obligations are fulfilled over the life of the subscription. The company's payments will be collected in advance of activation and the Company will account for deferred revenue where payments have been received, but the performance obligations have not been fulfilled.

> Month-to-Month Tech Saas Subscriptions: The Company's performance obligation is to deliver hardware upon receipt of payment. Then to ensure software uptime for users throughout the twelve-month subscription period. Revenue is recognized monthly as performance obligations are fulfilled over the life of the subscription. The company's payments will be collected in advance of activation and the Company will account for deferred revenue where payments have been received, but the performance obligations have not been fulfilled.

> Advertising Costs: The Company's performance obligation is to serve advertising for Out of Home (OOH) ad networks. Partner network ad serving analytics count impressions. The Company will recognize revenue once advertising has been performed.

General and Administrative

General and administrative expenses consist of office expenses and travel.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Inception	-	0	$ -
Granted	137,959	0	$ -
Exercised	-	0	$ -
Expired/canceled	-		
Total options outstanding, June 30, 2024	137,959	0	$ -
Options exercisable, June 30, 2024	70,584	0	$ -

Nonvested Options- Inception	Nonvested Options	Weighted Average Fair Value
Granted	137,959	-
Vested	(70,584)	-
Forfeited	-	-
Nonvested options, June 30, 2024	67,375	-

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any long-term debt or obligations.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. 7,200,0000 shares were issued and outstanding as of Jun 30, 2024.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

SAFE (Simple Agreement for Future Equity): During 2024, the company entered into five SAFEs totaling $70,000 with third parties. The SAFES have post-money valuation cap of $2M and converts to equity upon the initial closing of equity financing.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Aug 30, 2024 , the date these financial statements were available to be issued.

The CEO loaned the company $5K in August 2024. The loan bears zero percent interest and is due on demand.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF BISCUIT.AI

Retail's In-Store AI Sales Force

Biscuit AI addresses key retail challenges—slower growth, labor shortages, and rising consumer demands—through the use of AI-powered solutions in stores via kiosks, mobile devices, and future robotics. Our platform aims to enhance customer experiences and ...

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[Get Equity]

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

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$0.78 Per Share]

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	**VALUATION**
$100.62	$6.01M

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

REASONS TO INVEST

⟳ LARGE MARKET OPPORTUNITY: We estimate a $9.7B market opportunity based on projected deployment in 1.1M U.S. retail locations, assuming 3.1 units per location and blended fees.

INNOVATIVE PROPRIETARY TECHNOLOGY: We're developing AI to enhance sales by refining processes with machine learning. While optimizing our approach, we believe this tech can deliver valuable insights and efficiency in retail.

EARLY TRACTION WITH STRONG MOMENTUM: Closed our first funding round, secured clients for field trials, and expanded our team to fuel growth.

TEAM



Lincoln Smith • Founder, CEO & Director

10 years experience in AI/ML/CV and 16 years in RPA. Led two prior successful startups, with one projected to reach $100M ARR. Over the past 7 years, developed AI products for major retail clients, including Apple, CVS, Disney, Google, J&J, and other...

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Don Hazell • Advisor, Sales Leader & Technical Mentor

Don brings 35+ years of experience with leadership roles at Rally (Broadcom), BEA (Oracle), Sybase (SAP), and Unisys. His expertise in global sales and field operations supports Biscuit AI's mission to transform retail with AI customer engagement.





Don Faw • Advisor, Intel's Principal AI Engineer

Principal Engineer with nearly 30 years at Intel, specializing in hardware architecture and AI advancements. His expertise in AI-driven innovation supports Biscuit AI's cutting-edge technology, ensuring competitive, efficient solutions for customers.



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Biscuit AI: Retail's In-Store AI Sales Force

Biscuit AI is pioneering the integration of AI into physical retail spaces, transforming how retailers operate. Our physical AI provides instant, personalized support, and sales guidance, enhancing the in-store experience while driving retailer-defined objectives. We are initially deploying state-of-the-art kiosks and mobile integrations to deliver this cutting-edge technology. At Biscuit AI, we're not just enhancing customer interactions—we're shaping the future of retail with AI that learns, adapts, and elevates every shopping experience.



Our *voice-to-voice sales and support AI* engages customers in real-world settings, drives business objectives, and seamlessly meets customer needs.

The image above depicts a computer-generated rendering of a product currently on the market.

By seamlessly integrating with retailers' systems, Biscuit AI can become a vital part of their team while providing deep insights into customer behavior and optimizing sales strategies. Our AI guides customers through the sales process, ensuring they find exactly what they need while aligning with business objectives. Among many other features, it interprets subjective terms, offers store directions, and clarifies product usage. Constantly learning from each interaction, our AI can evolve into a highly effective salesperson. Though deployed in kiosks for convenience, the real strength of our AI lies in transforming customer interactions into actionable data insights, driving smarter sales, and enhancing customer experiences.

How Biscuit AI Works

We seamlessly integrate our AI with brand or retailer existing product and information databases, and optionally connect to transactional or inventory systems for advanced functionality. Our AI analyzes and understands the product offerings, including the nuanced attributes that influence purchasing decisions. Our clients set broad or specific business objectives, and we deploy our AI to engage end consumers via kiosks or robots.

Here's how our AI can transform the in-store experience:

- **Detects the most appropriate business objectives:** Aligns interactions with specified goals to drive desired outcomes.
- **Dynamically guides the customers with personalized assistance:** Offers tailored recommendations and support to enhance the shopping experience.
- **Learns and refines strategies through machine learning:** Continuously improves effectiveness by learning from each interaction.

By integrating intelligent AI into physical retail spaces, Biscuit AI can elevate customer engagement, drive sales, and provide actionable insights to optimize operations.


AI dynamically generates entire sales process based on context & predictions
USER
I'm looking for a car
Sure, what model?
AI
USER
I want a Hyundai Kona EV in white
Driven EV before?
How will you use it?
AI
Want the upgraded infotainment?
AI OBJECTIVES
Book a test drive
Text human associate

Our unique IP can transform customer service by detecting user intent and dynamically guiding users through tailored, context-driven sales processes. Unlike 'traditional' AI systems that rely on structured prompts, our AI adapts in real-time with proprietary introspection and self-awareness, mirroring the psychology of a top-tier salesperson. Leveraging storytelling, social proof, and personalized interactions, we build trust, maximize conversions, and continuously learn to become the best sales representative. It's not just AI assistance—it's a transformative retail experience designed for the physical world.

THE PROBLEM & OUR SOLUTION

The Retail Industry's Pressing Challenges

In today's fast-paced world, consumers expect seamless and efficient experiences, but traditional brick-and-mortar businesses are struggling to keep up due to labor shortages, changing consumer behaviors, and the complexity of managing vast product offerings.[1,2] Additionally, these retailers face intense pressure to grow and increase profits, a challenge made harder by the thin margins typical in retail.[3] As a result, many are forced to lay off staff, close stores, and cut costs while striving to remain efficient, often leaving customers increasingly frustrated by the difficulties of finding products, navigating complex choices, and getting knowledgeable assistance.


Retail sector faces mounting pressures
Labor costs & availability
Productivity challenges are rising
Changing consumer dynamic
Online precedes in-store purchases
Brands are challenged
Social proof is requisite to purchases
HELP WANTED

Our Solution: Transforming Retail with Intelligent AI

Biscuit AI is on a mission to transform this landscape by introducing AI-powered sales and support agents into physical spaces. By leveraging advanced machine learning and natural language processing, Biscuit AI creates intelligent, always-on virtual assistants that not only engage customers in meaningful

conversations but also drive sales, enhance customer satisfaction, and provide valuable insights that can help retailers optimize their operations and grow their businesses.



Voice-to-Voice AI Agents

- AI trained on existing business knowledge base
- AI automatically **drives business objectives** and learns
- Massive retail insight collected; not a 1:1 labor replacement

The image above depicts a computer-generated rendering of a product currently on the market.

Biscuit AI agents can revolutionize customer experiences by:

- Providing instant, personalized customer support.
- Providing personalized recommendations based on individual preferences.
- Providing detailed store and product information like directed use, price, location, and availability.
- Efficiently guiding customers through the sales process.
- Continuously learning and improving over time to deliver exceptional experiences.

Biscuit AI's technology is adaptable across various industries, from retail to healthcare, offering a versatile solution to a universal challenge. By addressing labor issues and enhancing customer satisfaction, Biscuit AI aims to revolutionize the way retailers interact with their customers.

Our Business Model: A Win-Win for Retailers and Brands

Retailers often invest in customer service technology but seldom pay for initiatives that promote branded products, placing the responsibility on the brands. We've developed a unique approach that taps into existing brand marketing budgets. Brands fund the AI deployment to promote their products, gaining visibility and direct engagement with customers.

In turn, retailers free up their busy in-store staff by paying only for the services rendered on a purely variable basis. They pay as little as 3.25 cents per minute of conversation — approximately 10% of the cost of human labor.



THE MARKET & OUR TRACTION
Capturing a $9.7 Billion Market Opportunity

Retailers are aggressively investing in customer experience, with 89% enhancing their strategies this year. Anatovo, a leader in retail analytics, confirms that personalization can boost revenue by up to

40%.[4] What's more, all four key growth strategies identified in Deloitte's latest report align with Biscuit AI's capabilities.[5] With a $9.7 billion market opportunity based on projected deployment in 1.1M U.S. retail locations, we believe we're positioned to transform how businesses engage with customers, turning this demand into actionable growth and redefining the retail landscape.[6]


United States Market Focus
Network Effect
Physical visibility can create envy among retailers
89% of Retailers
Actively Investing in Customer Experience
$9.7 Billion
Annual Recurring U.S. Total Addressable Market
0.85% Penetration
Achieves targeted $34M recurring revenue (3–4 U.S. National Retailers)

Source

Early Traction and Growing Momentum

Our team has demonstrated strong technical expertise by developing a platform that handles complex customer interactions across various knowledge domains. We've secured paying clients, where our AI reduces customer friction and boosts sales with personalized in-aisle recommendations. As we continue to refine our product and expand our market reach, we believe Biscuit AI is well-positioned to take its place as the leader in the physical AI workforce.


29 Million Workers in Retail & Food Service Await AI Innovation
High Jobs #
Retail Workers
Food Service
The Gap
Education
Admin Support
Healthcare
Media & Creative
Low Skill
High Skill
Customer Support
Prof. Services
Technology
Low Jobs #

Source

While AI is transforming sectors like healthcare, education, and professional services, there's a significant gap in retail and food services. These industries rely heavily on physical labor and employ over 29 million workers in the U.S., yet they remain largely untouched by AI innovation.[6] As other sectors optimize with AI-driven solutions, retail and food service workers are underserved. This gap presents a major opportunity to bring AI into these labor-intensive industries, addressing inefficiencies and unlocking new potential. Our solution aims to bridge this gap, revolutionizing how these sectors operate and enhancing productivity.

What Sets Biscuit AI Apart

Biscuit AI stands out by aiming to revolutionize physical retail with our specialized, sales-driven AI solutions. We believe our deep understanding of customer behavior and retail challenges gives us a significant edge over any in-house attempts.

- **Sales-Focused AI Expertise:** Solely dedicated to driving sales through machine-led interactions.
- **Proprietary Machine Learning Algorithms:** Custom-developed algorithms tailored for retail sales optimization.
- **Continuous Learning and Improvement:** AI that refines sales strategies based on ongoing customer interactions.
- **Experienced Leadership Team:** Proven track records in AI, machine learning, and retail technology.

Biscuit AI vs. Retailer Using a Large Language Model

Features	Biscuit AI	Retailer (using LLM)
Focus on Sales	✓	✗
Proprietary Machine Learning	✓	✗
Machine-Led Sales Strategies	✓	✗
Quick Deployment	✓	✗
Expert AI Team Support	✓	✗
Pay Per Use	✓	✓

WHY INVEST

Join Us in Revolutionizing Retail with AI


AI That Drives Action in Physical Spaces
Machine-Led AI
Detects intent, aligns to business objective and drives user
Self-Learning AI
Each location tests strategies and continuously learns what works
AI Data Insights
Vision, voice and usage data fuels models and provides retail insights
EXPORT 33
NEW

**The image above depicts a computer-generated rendering of a product currently on the market.*

With a focus on the retail industry, Biscuit AI aims to disrupt traditional customer service models with our groundbreaking AI solutions. We've already commercialized our technology and selectively secured key customers, demonstrating our ability to address labor shortages and enhance customer satisfaction. Our high-margin SaaS business model, combined with strategic partnerships and innovative advancements, can position Biscuit AI for growth.

Now is a great time to invest in a leader we believe is poised to transform the future of retail. Join us and be part of this exciting journey to transform retail.

Invest in Biscuit AI today and be part of the future of retail.

ABOUT

HEADQUARTERS

12 Reno Place
San Francisco, CA 94133

WEBSITE

View Site ↗

Biscuit AI addresses key retail challenges—slower growth, labor shortages, and rising consumer demands—through the use of AI-powered solutions in stores via kiosks, mobile devices, and future robotics. Our platform aims to enhance customer experiences and business operations by providing personalized support, informed by the retailer's data. While currently in trial stages, Biscuit AI is designed to improve efficiency and potentially boost revenue by reducing service friction, helping brands engage customers more effectively. Ongoing testing in select retail locations is refining the platform for real-world use.

TERMS

Biscuit.AI

Overview

PRICE PER SHARE

$0.78

VALUATION

$6.01M

DEADLINE ⓘ

Oct. 18, 2024 at 9:47 PM UTC

FUNDING GOAL ⓘ

$10k - $1.23M

Breakdown

MIN INVESTMENT ⓘ

$100.62

OFFERING TYPE

Equity

MAX INVESTMENT ⓘ

$1,234,999.74

ASSET TYPE

MIN NUMBER OF SHARES OFFERED

12,820

SHARES OFFERED

Common Stock

MAX NUMBER OF SHARES OFFERED

1,583,333

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Loyalty Bonus | 10% Bonus Shares

As you are friends and and family, or a prior customer of Biscuit AI as of September 8, 2024, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 6% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 9% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 12% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

Black Friday Sale: Invest $5,000+ November 27 - December 2 | 12% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000 + 2% bonus shares

Tier 2 Perk: Invest $5,000 + 5% bonus shares and a Biscuit AI T-Shirt/Hat

Tier 3 Perk: Invest $10,000 + 10% bonus shares and a Biscuit AI T-Shirt/Hat

Tier 4 Perk: Invest $20,000 + 12% bonus shares and a Biscuit AI T-Shirt/Hat

Tier 5 Perk: Invest $50,000 + 15% bonus shares and a Biscuit AI T-Shirt/Hat

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Biscuit AI, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.78 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $78.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

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Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Retail's at a critical turning point. Consumers today, they expect more – they want more information, more convenience, and more personalized experiences. Yet, as they walk into these stores, they're often faced with frustration: hard-to-find products, confusing choices, and a lack of knowledgeable staff.

And on the other side, retailers themselves are under immense pressure. They've already been forced to cut costs to improve profitability, which has created a gap in customer service that now needs to be filled. The challenge is maintaining high productivity levels while keeping costs in check.

These challenges aren't just anecdotal. They've already made headlines.

"Challenges for retailers"

"Every day is an unknown"

"Many businesses are struggling to meet demand and find workers"

That's where Biscuit AI comes in. Imagine a 24/7 in-store salesperson that's always ready, always knowledgeable, and always focused on, on closing the sale. Our AI evolves to be the best sales rep on the floor, day or night.

So whether it's a coffee shop, in a grocery store, or in a drug store, we're an in-store AI sales force that adapts to each one of these environments.

AI: Hi, can I help you find anything or would you like a recommendation?

User: Yeah, can I give Tylenol PM to my son?

AI: Let me check. How old is your son, and what are his symptoms? Tylenol PM is not recommended for children under 12. You might want to consider Tylenol for children in liquid form. The cherry flavor is a favorite according to reviews.

AI: Hi, can I help you find anything or would you like a recommendation?

User: Yeah, where can I find the peanut butter?

AI: Let me check. The peanut butter is on aisle 4 down the front near the checkouts. You might like Santa Cruz organic peanut butter–it's highly rated and on sale for a dollar off until Friday.

Now's an incredibly exciting time to be in AI. We're transforming retail with customer experiences that just weren't possible before. Our vertical SaaS is solving real, tangible problems.

The opportunity is huge—it's a $9.7 billion per year market in the U.S. alone. And we've found a way to create a variable usage model for retailers, making it infinitely scalable for them.

We've secured clients, we're ready to grow. And we want to know, are you ready to take a bite of Biscuit AI?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.